UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO 2)*

KELLY SERVICES, INC.

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(Name of Issuer)

Class A Common Stock, $1.00 Par Value

Class B Common Stock, $1.00 Par Value

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(Title of Class of Securities)

Class A Common Stock – 488152208

Class B Common Stock -- 488152307

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(CUSIP Number)

Terence E. Adderley

Kelly Services, Inc.

999 West Big Beaver Road

Troy, Michigan 48084

Copy to:

Andrew H. Curoe, Esq.

Bodman PLC

6th Floor at Ford Field

1901 St. Antoine Street

Detroit, Michigan 48226

313-259-7777

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2014

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(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e, 13d-1(f)or 13d-1(g), Check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

SCHEDULE 13D

CUSIP NO. 488152208 – Class A Common Stock (non-voting)

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1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Terence E. Adderley

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

OO

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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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	7.	SOLE VOTING POWER
N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		--------------------------------------------
	8.	SHARED VOTING POWER N/A -------------------------------------------
	9.	SOLE DISPOSITIVE POWER 3,326,765 --------------------------------------------
	10.	SHARED DISPOSITIVE POWER 171,470 ----------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,498,235

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12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

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14.	TYPE OF REPORTING PERSON*

IN

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SCHEDULE 13D

CUSIP NO. 488152307 – Class B Common Stock (voting)

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1.	NAME OF REPORTING PERSON

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Terence E. Adderley

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

OO

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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED

 PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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	7.	SOLE VOTING POWER
NUMBER OF SHARES		3,141,040
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER
EACH REPORTING		72,325
PERSON WITH	9.	SOLE DISPOSITIVE POWER
		3,141,040
	10.	SHARED DISPOSITIVE POWER
		72,235

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,213,365

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12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

[ ]

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

93.1%

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14.	TYPE OF REPORTING PERSON*

IN

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This Amendment No. 2 (“Amendment No. 2”) constitutes the second amendment to the Schedule 13D originally filed by Terence E. Adderley (the “Reporting Person”) with the Securities and Exchange Commission on January 13, 1998, as amended by Amendment No. 1 to such Schedule 13D filed on June 1, 2006 (as so amended, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.     Identity and Background,

(a)     Name of person filing: Terence E. Adderley

(b)     Business address: 999 West Big Beaver Road, Troy, Michigan 48084

(c)     Present principal occupation and name, principal business and address of organization through which principal occupation is carried out:

Executive Chairman and Chairman of the Board
Kelly Services, Inc.

999 West Big Beaver Road

Troy, Michigan 48084

(d)     During the last five years, the Reporting Person has not been convicted in any criminal proceeding (traffic violations or similar misdemeanors excluded).

(e)     During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 4.     Purpose of Transaction.

On March 3, 2014, the Reporting Person entered into a Sales Plan (“Sales Plan”) with J.P. Morgan Securities LLC (the “Broker”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which the Broker is authorized and directed to sell up to 1,000,000 shares of Class A Common Stock subject to certain specified conditions. Sales pursuant to the Sales Plan are expected to begin as early as March 17, 2014 and end no later than March 17, 2015. The Sales Plan may terminate sooner in accordance with its terms. If the Reporting Person completes the planned sales of the Class A Common Stock under the Sales Plan, he would beneficially own 2,498,235 shares of Class A Common Stock representing 7.3% of the outstanding shares of Class A Common Stock as of February 28, 2014. The primary purpose of the Sales Plan is to provide liquidity to pay off the remaining estate taxes in connection with the estate of Margaret A. Kelly.

On November 19, 2012, the Reporting Person donated 50,000 shares of Class A Common Stock to a public charity. The market price of the shares of stock on the date of grant was $13.125 per share. On December 13, 2012, the Reporting Person donated 225,765 shares of Class A Common Stock to a public charity. The market price of the shares of stock on the date of grant was $14.875 per share.

On December 29, 2010, the Reporting Person donated 200,000 shares of Class A Common Stock to a public charity. The market price of the shares of stock on the date of grant was $19.21 per share. On January 4, 2011, the Reporting Person donated 100,000 shares of Class A Common Stock to a public charity. The market price of the shares of stock on the date of grant was $19.57 per share.

On May 7, 2007 and May 9, 2007, pursuant to an underwriting agreement dated May 7, 2007 among the Issuer, Goldman Sachs & Co, as representative of several underwriters named therein, and the selling stockholders named therein, the Reporting Person sold 4,300,000 and 645,000 shares of Class A Common Stock, respectively, at as a price of $27.75. The primary purpose of the sales was to provide liquidity to pay estate taxes in connection with the estate of William R. Kelly and Margaret A. Kelly.

Between June 22, 2006 and December 14, 2006, the Reporting Person sold 834,000 shares of Class A Common Stock at prices ranging from $26.4148 to $29.90. The Reporting Person sold the shares primarily to meet on-going estate tax obligations.

Except as described in this Item 4 and in his role as a Director and executive officer of the Issuer, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may, in his discretion, as authorized by the various trust agreements, take any of the foregoing actions as the Reporting Person may deem appropriate from time to time in light of the circumstances that may arise from time to time.

Item 5.     Interest in Securities of the Issuer

The following information is based on 33,971,760 outstanding shares of Class A Common Stock and 3,451,161 outstanding shares of Class B Common Stock as of February 28, 2014.

(a) – (b)     Class A Stock (non-voting)

(i)	Sole Voting Power
N/A

(ii)	Shared Voting Power
N/A

(iii)	Sole Dispositive Power (including the right to acquire 24,000 shares through the exercise of options within 60 days)
3,326,765

(iv)	Shared Dispositive Power
171,470

(v)	Aggregate Amount Beneficially Owned
3,498,235

(vi)	Percent of Class
10.3%

(a) – (b)     Class B Stock (voting)

(i)	Sole Voting Power
3,141,040

(ii)	Shared Voting Power
72,325

(iii)	Sole Dispositive Power
3,141,040

(iv)	Shared Dispositive Power
72,325

(v)	Aggregate Amount Beneficially Owned
3,213,365

(vi)	Percent of Class
93.1%

(c)     The Reporting Person has not effected any transactions in Class A Common Stock or Class B Common Stock during the past 60 days.

(d)     The shares of the Class A Common Stock beneficially owned by the Reporting Person include 30,000 shares in a charitable trust, of which the Reporting Person is a co-trustee with JPMorgan Chase Bank, N.A.; 100,000 in an irrevocable trust, of which the Reporting Person is a beneficiary; 41,470 shares in five separate trusts of which the Reporting Person is a co-trustee with JPMorgan Chase Bank, N.A. The shares of the Class B Common Stock beneficially owned by the Reporting Person include 71,825 shares in an irrevocable trust, of which the Reporting Person is beneficiary and has no voting and investment power and 500 shares held in five separate trusts of which the Reporting Person is a co-trustee with shared voting and investment power in which the Reporting Person has no equity interest. Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of shares of Class A Common Stock and Class B Common Stock, as applicable, held in such trusts for the benefit of such trust’s beneficiaries. All beneficiaries of the trust are either members of the Reporting Person’s father’s family, the Reporting Person, his descendants, and charities.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

861,164 of the shares of Class A Common Stock beneficially owned by the Reporting Person have been pledged to the Internal Revenue Service to secure the deferred estate tax liability of the Margaret A. Kelly estate. Except with respect to this pledge, the Reporting Person has no contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 99.1 – Sales Plan adopted March 3, 2014 between Terence E. Adderley Revocable Trust K dated March 4, 2002, as amended and J.P. Morgan Securities LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2014	/s/ Terence E. Adderley
Terence E. Adderley

Exhibit 99.1

Sales Plan

Sales Plan, adopted March 3, 2014 (the “Sales Plan”), between Terence E. Adderley Revocable Trust K dated March 4, 2002, as amended (“Seller”) and J.P. Morgan Securities LLC (“JPMS”). The primary purpose of the Sales Plan is to provide liquidity to pay off the remaining estate taxes in connection with the estate of Margaret Kelly.

RECITALS

WHEREAS, the Seller desires to establish this Sales Plan to sell Class A Common Stock (the “Stock”) of Kelly Services, Inc. (“the “Issuer”); and

WHEREAS, the Seller desires to sell a total of 1,000,000 shares of Stock (the “Total Plan Shares”), and

WHEREAS, the Seller desires to engage JPMS to effect sales of shares of Stock in accordance with the Sales Plan;

NOW, THEREFORE, the Seller and JPMS hereby agree as follows:

A. IMPLEMENTATION OF THE SALES PLAN

1.     JPMS shall effect sales (each a “Sale”) of shares of Stock only on days on which the NASDAQ Global Market (the “Exchange”) is open and the Stock trades regular way on the Exchange, pursuant to the specific instructions specified on Schedule A.

2.     Seller acknowledges and agrees that JPMS will handle the above order on a best efforts basis. In the event any limit prices of orders are away from the prevailing market prices at any time, there can be no assurance that such orders will be executed in whole or in part. Seller agrees that all orders may be partially executed and will not be treated as an all or none order. JPMS may effect sales of Stock which may coincide with sales of Stock by other accounts held with JPMS including, but not limited to, sales made pursuant to other sales plans with JPMS. In such instances, JPMS will make allocations in a manner believed by JPMS to be equitable to each client. JPMS may aggregate sales of Stock under the Sales Plan with sales of the Stock by other JPMS accounts.

3.     Seller agrees to deposit 1,000,000 shares of Stock into the JPMorgan Chase Bank, N.A. Asset Custody Account or JPMS Margin Brokerage Account (“Account”). JPMS reserves the right to suspend or cancel this Sales Plan prior to any Sale if the shares of Stock applicable to such Sale have not been deposited into the Account for any reason. JPMS shall withdraw Stock from the Seller’s Account in order to effect sales of Stock under this Sales Plan. If on any day that sales are to be made under this Sales Plan the number of shares of Stock in the Seller’s Account is less than the number of shares to be sold on such day, then JPMS shall notify Seller promptly of such deficiency and Seller agrees to promptly deposit into the Account the number of shares of Stock necessary to eliminate such deficiency.

4.     Seller agrees not to remove or transfer shares of Stock out of the Account, in any manner that would cause an alteration of, or deviation from, the terms of this Sales Plan.

5.     To the extent that any Stock remains in the Seller’s Account upon termination of this Sales Plan, JPMS agrees to return any such Stock for which JPMS had restrictions removed for the purpose of this Sales Plan promptly to the Issuer’s transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller.

6.     JPMS will deduct its reasonable and customary commissions (which are mutually agreed to be $ 0.05 per share) from the proceeds of sales of Stock under this Sales Plan, together with any other expenses incurred by JPMS in connection with such sales.

7.     The Total Plan Shares, the shares to be sold on a particular day, and the limit prices, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the term of this Sales Plan.

8.     Subject to Paragraph F.5, this Sales Plan shall become effective on March 17, 2014 (“Effective Date”), and shall terminate on the earlier of (a) the close of business on March 17, 2015; (b) the date on which the Total Plan Shares have been sold; (c) the date this Sales Plan is terminated pursuant to Section E; (d) the date on which the unit of JPMS responsible for executing sales of Stock pursuant to this Sales Plan receives notice or otherwise becomes aware of (i) the closing of a tender or exchange offer with respect to the Stock or of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company or for other consideration; (ii) the death or mental incapacity of the Seller; or (iii) the commencement or impending commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency.

9.     Seller acknowledges and agrees that he does not have authority, influence or control over any sales of Stock effected by JPMS pursuant to this Sales Plan, and will not attempt to exercise any authority, influence or control over such sales. JPMS agrees not to seek advice from Seller with respect to the manner in which it effects sales under this Sales Plan. JPMS shall execute the trades in such a way as to attempt to minimize the negative price impact on the market and to attempt to maximize the prices obtained for the shares sold. JPMS may use its discretion in how to work the order to attempt to achieve the best execution above the minimum price per share, but at no time will the Seller communicate to JPMS any instructions on how to execute the order.

10.     Seller will be notified of all transactions pursuant to customary trade confirmations that are provided in the normal course of business. In addition, JPMS will use reasonable efforts to notify the Seller of each transaction pursuant to this Sales Plan no later than one business day after the trading date of such transaction. Such notifications shall be sent to the Seller via email to Terence Adderley at ch_tea@kellyservices.com, to Andrew Curoe at acuroe@bodmanlaw.com and to James Polehna at polehjm@kellyservices.com.

11.     Seller understands that JPMS may not be able to effect a sale due to a market disruption or a legal, regulatory or contractual restriction applicable to JPMS, an insufficient number of shares of Stock being in the Account, JPMS having received written confirmation from the Issuer that the Issuer has not complied with the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are a condition to complying with Rule 144 or 145 under the Securities Act of 1933 (the “Securities Act”), or a pending sale under this Sales Plan causing Seller to exceed any applicable volume limitations of Rule 144 or 145 under the Securities Act. If any sale cannot be executed as required by Paragraph A.1 due to: (a) Issuer not complying with the reporting requirements of Section 13 or 15(d) of the Exchange Act that are a condition to complying with Rule 144 or 145 under the Securities Act, JPMS will carry over any unsold shares to be sold in whole or in increments pursuant to the terms of Schedule A as and when the Issuer has provided written confirmation to JPMS that the Issuer is currently compliant with such reporting requirements; (b) the applicable volume limitations of Rule 144 or 145 under the Securities Act, then JPMS will recalculate the volume limitations on a weekly basis and carry over any unsold shares to be sold in whole or in increments pursuant to the terms of Schedule A as and when the volume limitations permit; or (c) a market disruption, a legal, regulatory or contractual restriction applicable to JPMS or any other such event, such sale shall be cancelled and shall not be effected pursuant to this Sales Plan, and, notwithstanding any language to the contrary herein, there shall be no carryover associated with such cancelled sale other than as set forth in Schedule A.

12.     It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).

13.     In the event that it is necessary for JPMS to borrow or purchase shares of Stock in order to complete any sale on behalf of Seller pursuant to this sales Plan, Seller authorizes JPMS to borrow or purchase such shares and agrees to be responsible for any expense or loss which JPMS may sustain relating to such borrowing or purchase, including any expense or loss JPMS may sustain as a result of its inability to borrow or purchase shares of Stock to complete its delivery obligation.

B.     RULES 144 AND 145

The following three paragraphs shall only apply to Sellers who are subject to Rules 144 and 145.

1.     JPMS agrees to conduct all sales in accordance with the manner of sale requirement of Rule 144 or 145 under the Securities Act, and in no event shall JPMS effect any such sale if such sale would exceed the then applicable volume limitation under Rule 144, assuming JPMS’s sales under this Sales Plan and those notified to JPMS pursuant to Paragraph B.3 are the only sales subject to that limitation. JPMS will be responsible for completing and filing on behalf of the Seller the required Form 144s that Seller shall execute and provide, as requested by JPMS. Seller understands and agrees that JPMS shall make one Form 144 filing at the start of each three month period with the initial filing made on the date on which the first order to sell Stock is placed hereunder.

2.     Each such Form 144 shall provide in the “Remarks” section the date the Seller adopted this Sales Plan. By signing the Form 144 and providing the adoption date, the representation regarding the Seller’s knowledge of material information speaks as of the adoption date of this Sales Plan.

3.     Seller agrees not to take any action that would cause the sales not to comply with Rule 144 or 145, and Seller agrees not to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take any action that would cause the sales not to comply with Rules 144 or 145. Seller will provide notice of any such transactions during the three months preceding the date hereof and may not enter into any other selling program or transaction without the prior consent of JPMS.

C.     REPRESENTATIONS AND AGREEMENTS OF SELLER

1.     Seller represents and warrants that as of the time of execution of, and entering into, this Sales Plan: (a) to the best of Seller’s knowledge there is no blackout period (as defined in 17 C.F.R. Section 245.100(b), a “Blackout Period”) in effect for Issuer, (b) the Seller is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) or of the actual or approximate beginning or ending dates of a Blackout Period for Issuer, and (c) the Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws.

2.     At the time of Seller’s execution of this Sales Plan, Seller has not entered into or altered a corresponding or hedging transaction with respect to the Total Plan Shares. Seller agrees not to enter into any such transaction while this Sales Plan remains in effect.

3.     Seller agrees to make all filings, if any, required under and monitor Seller’s own compliance with Sections 13(d), 13(g) and 16 of the Exchange Act.

4.     Except as provided in Paragraph B.1, Seller acknowledges and agrees that JPMS has no duty to determine whether Seller has violated Rules 144 or 145 under the Securities Act, or Sections 13(d), 13(g) or 16 of the Exchange Act or the rules adopted by the SEC thereunder. Seller understands that this Plan in no way alters Seller’s obligations and responsibilities under Section 16, including those prohibitions against short swing profits.

5.     Seller understands that there may be specific state law restrictions or limitations applicable to this Sales Plan. Seller acknowledges and agrees that JPMS has not provided Seller with any tax, accounting or legal advice. Seller understands that Seller should seek the advice of counsel regarding this Sales Plan and the various securities and tax law issues related thereto.

6.     Seller agrees to notify JPMS immediately in the event of trading restrictions being imposed as the result of any lock up event restricting sales by affiliates, such as a stock offering or tender offer.

7.     Seller represents and warrants that he is able to sell shares of Stock, as contemplated by this Sales Plan, in accordance with the Issuer’s insider trading policies and Seller has obtained the acknowledgement of the Issuer to enter into this Sales Plan, which is set forth on the signature page. Seller further represents and warrants that the Stock deposited and to be deposited hereunder is not and will not be at the time of deposit subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144 or 145, if applicable).

D.     INDEMNIFICATION AND LIMITATION ON LIABILITY

1.     Seller agrees to indemnify and hold harmless JPMS and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to JPMS’s actions taken or not taken in compliance with this Sales Plan or arising out of or attributable to any breach by Seller of this Sales Plan (including Seller’s representations and warranties hereunder) or any violation by Seller of applicable laws or regulations. This indemnification shall survive termination of this Sales Plan. Notwithstanding the foregoing, Seller shall have no indemnification obligation to the extent any claims, losses, damages or liabilities are due to the gross negligence, recklessness or willful misconduct of JPMS or any other indemnified person.

2.     Notwithstanding any other provision hereof, JPMS shall not be liable to Seller for: (a) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (b) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.”

E.     SUSPENSION, TERMINATION AND AMENDMENT

1.     This Sales Plan may be (a) suspended or terminated by Issuer at any time upon two business days’ prior written notice or (b) terminated by Seller at any time upon two business days’ prior written notice. Any such suspension or termination shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws. JPMS will require certain representations from the Seller and acknowledgement of Issuer as a condition to such suspension or termination in substantially the same form as set forth in Exhibit B.

2.     This Sales Plan shall be suspended, or at JPMS’s option, terminated, if JPMS receives notice, whether pursuant to Paragraph C.6 or otherwise, of the occurrence of any legal, contractual or regulatory restriction applicable to Seller or its affiliates, including without limitation, any restriction related to a merger or acquisition, or a stock offering requiring an affiliate lock-up, that would prohibit sales pursuant to this Sales Plan.

3.     Seller may amend or modify this Sales Plan only upon the written consent of JPMS. Any such amendment or modification shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws. Seller agrees that Seller will not amend or modify this Sales Plan at any time: (a) that a Blackout Period is in effect for Issuer or (b) that Seller is aware of any material non-public information about the Issuer and/or the Stock or of the actual or approximate beginning or ending dates of a Blackout Period for Issuer. JPMS will require certain representations from Seller and acknowledgement of Issuer as a condition to such amendment or modification.

F.     GENERAL

1.     This Sales Plan shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law principles and may be modified or amended only by a writing signed by the parties hereto and acknowledged by the Issuer.

2.     This Sales Plan shall be subject to all terms and conditions governing the Seller’s Account, including the General Terms for Accounts and Services, the Asset Account Agreement and the JPMS Brokerage Agreement, including such provisions dealing with binding arbitration and waiving the right to litigate. This Sales Plan, together with the terms and conditions referenced in the preceding sentence, as well as any amendments or modifications made pursuant to this Sales Plan and those terms and conditions, represent the complete agreement between the parties on these subjects.

3.     All notices to JPMS under this Sales Plan shall be given to JPMS by facsimile at (212) 464-1118 or by certified mail to J.P. Morgan Securities LLC., 270 Park Avenue, 5th Floor, New York, NY 10017, Attn: Richelle Mackiewicz. All notices to Seller under this Sales Plan shall be given to Seller by facsimile at (248) 244-4444 or by certified mail to Kelly Services, Inc., 999 West Big Beaver Road, Troy, Michigan 48084, Attn: Terence E. Adderley, with a copy (which shall not constitute notice) to Andrew Curoe by facsimile at (313) 393-7579.

4.     Seller’s rights and obligations under this Sales Plan may not be assigned or delegated without the written permission of JPMS.

5.     This Sales Plan shall not be effective until executed by Seller and JPMS, and acknowledged by Issuer. This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument.

Signature(s):

Terence E. Adderley Revocable Trust K dated March 4, 2002, as amended

By: /s/ Terence E. Adderley	March 3, 2014
Terence E. Adderley

J.P. Morgan Securities LLC

By: /s/ Richelle Mackiewicz	March 3, 2014
Name: Richelle Mackiewicz
Title: Managing Director

Acknowledged:

KELLY SERVICES, INC.

By:/s/ James M. Polehna	March 3, 2014

Name: James M. Polehna
Title: Vice President and Corporate Secretary
Address: 999 West Big Beaver Road, Troy, Michigan 48084